**UNITED STATES OF AMERICA**
**BEFORE THE**
**SECURITIES AND EXCHANGE COMMISSION**

June 4, 2019

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In the Matter of

| | |
|---|---|
| **Soligen Technologies, Inc.** | **ORDER DECLARING OFFERING** |
| **Pennzoil Plza. Bldg., Suite 1300** | **STATEMENT ABANDONED UNDER THE** |
| **700 Milam St.** | **SECURITIES ACT OF 1933, AS AMENDED** |
| **Houston, TX 77002** | |

File No. 024-10864

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       Soligen Technologies, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933.  The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on June 4, 2019.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.


Vanessa A. Countryman
Acting Secretary